Exhibit 15.7

To: United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I hereby consents to (a) SRK Consulting (Canada) Inc. being named in the Annual Report on Form 20-F of ArcelorMittal for the year ended December 31, 2019 (the "2019 20-F") as having (i) independently audited the 2018 iron ore mineral reserve estimates on ArcelorMittal's properties Fire Lake and Mount Wright in Canada (AMMC) and (ii) conducted pit optimization and strategic mine planning, designed ultimate pits and phases, and assisted in developing a long-term production schedule with up to date technical and economical parameters with respect to the 2019 iron ore mineral reserve estimates of AMMC and (b) the incorporation by reference of the 2019 20-F into the Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-223400 on Form F-3.

For and on behalf of SRK Consulting (Canada) Inc.

/s/ Anoush Ebrahimi

Date 24th February 2020